SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

For Immediate Release

Nexus Telocation Systems Ltd. Announces Agreement to enhance cooperation with Pointer (Eden Telecom Group) Ltd. and receipt of a purchase order of at least $6.5 million over the next four years

Givatayim, Israel, February 25, 2004. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS.OB), a leading provider of Stolen Vehicle Retrieval services, announced today entering into a cooperation agreement with Pointer (Eden Telecom Group) Ltd., its operator in Israel. As part of this agreement Pointer renewed its commitment to purchase exclusively from Nexus end units for stolen vehicle retrieval systems. Pointer undertook to purchase from Nexus in 2004 end-units in an amount of $2.3 million and during the following three years, in a minimum amount of $4.2 million. Nexus undertook to expand Pointer’s infrastructure network. The term of the agreement is until the end of year 2007. The agreement is subject to the approval of the shareholders of Pointer.

Arik Avni, CEO of the Company, commented : “The enhancements to the network and infrastructure are intended to enable Pointer to provide broader services & management applications to their clients, double capacity to the current system capabilities.”
“I believe this agreement strengthens the cooperative and reliable relationship between Nexus and Pointer and am confident the parties will work successfully for both sides benefit”, concluded Mr. Avni.

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies deployed in Stolen Vehicle Retrieval applications.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
e-mail: ronens@nexus.co.il

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: February 26, 2004